UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

PROPOSED AMENDMENTS

TO THE NON-COMPETITION UNDERTAKING

PROPOSED AMENDMENTS TO THE NON-COMPETITION UNDERTAKING

The Company and its Controlling Shareholder, CEA Holding, have entered into the Reorganization and Division Agreement on 14 April 1995, pursuant to which 中國東 方航空公司 (China Eastern Airlines Company*), the predecessor of the Company and CEA Holding, was reorganized and spun off into the Company and CEA Holding. On 5 December 1996, the Company and CEA Holding entered into the Supplemental Agreement I to amend the Reorganization and Division Agreement, pursuant to which CEA Holding provided the Non-competition Undertaking to the Company. Under the Non-competition Undertaking, CEA Holding is generally restricted from investing in any Competing Enterprises, including any new opportunity(ies) to invest in the Competing Enterprise.

To cope with the ever-intensive competition in the airline industry and to seize the ever- changing opportunities, the Company considers it desirable to amend the existing Non- competition Undertaking to reserve flexibility to the Company, with an aim to further promote the synergy between the Company and CEA Holding.

On 22 December 2017, the Company and CEA Holding entered into the Supplemental Agreement II to amend the Non-competition Undertaking of CEA Holding as set out in the Supplemental Agreement I.

LISTING RULES IMPLICATIONS

As at the date of this announcement, CEA Holding holds more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Listing Rules. The entering into of the Supplemental Agreement II constitutes a connected transaction under Chapter 14A of the Listing Rules which is subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Supplemental Agreement II and the Proposed Amendments contemplated thereunder. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder.

EGM

The EGM will be held for the Independent Shareholders to consider and approve the Supplemental Agreement II and the Proposed Amendments contemplated thereunder by way of special resolution. A notice to convene the EGM has been dispatched to the Shareholders on the same date as this announcement.

A circular containing, among other things, (i) the details of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder; and (iii) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder will be despatched to the Shareholders in due course.

BACKGROUND

The Company and its Controlling Shareholder, CEA Holding, have entered into the Reorganization and Division Agreement on 14 April 1995, pursuant to which 中國東方航空 公司 (China Eastern Airlines Company*), the predecessor of the Company and CEA Holding, was reorganized and spun off into the Company and CEA Holding. On 5 December 1996, the Company and CEA Holding entered into the Supplemental Agreement I to amend the Reorganization and Division Agreement.

Pursuant to Article 3 of the Supplemental Agreement I, CEA Holding has undertaken to the Company that, so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way (including but not limited to carrying on through sole proprietorship, forming partnerships or joint ventures with others and holding shares or interests in other companies or enterprises, except that the shares held by CEA Holdings do not exceed 10% of the shares of the company or enterprise as listed on a stock exchange) conduct any business or activities that is or may be in direct or indirect competition with the business of the Company (the “Non-competition Undertaking”).

Under the Non-competition Undertaking, CEA Holding is generally restricted from investing in any companies or enterprises that is or may be in direct or indirect competition with the principal business of the Company (the “Competing Enterprise(s)”), including any new opportunity(ies) to invest in the Competing Enterprise (the “New Investment Opportunity(ies)”). Such undertaking was given almost 21 years ago, and the practice in Hong Kong in connection with managing competition between a Hong Kong listed issuer and its controlling shareholder(s) has been evolving ever since. At present, it is not uncommon that a controlling shareholder of a company listed on the Hong Kong Stock Exchange be permitted, under the non-competition arrangement between itself and the listed issuer, to pursue New Investment Opportunities after certain procedures are followed and certain conditions are satisfied. For example, in certain situations, the New Investment Opportunity may be attractive and beneficial to an issuer in a long term. However, the issuer may be exposed to higher risks if it pursues such New Investment Opportunity at an early stage, or the issuer may not have the necessary resources to pursue it at the time when such New Investment Opportunity arises. In such cases, the controlling shareholder of the issuer may be permitted under the non-competition agreement to pursue such New Investment Opportunity after the issuer has declined such opportunity. The controlling shareholder may grant a right of first refusal or call option to the issuer so that the issuer may determine whether to request its controlling shareholder to transfer such New Investment Opportunity to the issuer at an appropriate time in the future. Such arrangement is designed to strike a balance between restricting undue competition between the listed issuer and its controlling shareholder on the one hand, and providing flexibility in pursuing new business opportunities by the controlling shareholder and, ultimately, by the listed issuer on the other hand. To cope with the ever- intensive competition in the airline industry and to seize the ever-changing opportunities, the Company considers it desirable to amend the existing Non-competition Undertaking to accommodate the aforementioned flexibility, with an aim to further promote the synergy between the Group and CEA Holding.

PROPOSED AMENDMENTS

On 22 December 2017, the Company and CEA Holding entered into the Supplemental Agreement II to amend the Non-competition Undertaking of CEA Holding as set out in Article 3 of the Supplemental Agreement I.

Pursuant to the Proposed Amendments, CEA Holding undertakes to the Company that so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way, conduct any business or activities that is or may be in direct or indirect competition with the business of the Company, with an exception that CEA Holding will be allowed to conduct equity investment in Competing Enterprises, provided that CEA Holding and its controlled subsidiary(ies) (other than the Group) will not contravene any applicable laws and regulations as well as regulatory rules, control or be deemed to control such Competing Enterprises by the listing rules of relevant stock exchange(s) or relevant laws and regulations after the investment, and subject to the conditions (1) to (6) as set out below:

(1)	When CEA Holding spots a New Investment Opportunity, CEA Holding shall notify the Company in writing as soon as reasonably practicable and use its best efforts to procure the New Investment Opportunity to be first referred to the Company on reasonable and fair terms and conditions.

(2)	If the Company decides not to pursue the New Investment Opportunity due to any reason (such decision shall be made by the independent non-executive Directors of the Company), the Company shall notify CEA Holding in a timely manner and in any case within 20 calendar days after receiving the notice of CEA Holding made pursuant to item (1) above. If (i) the Company expressly declines the New Investment Opportunity; or (ii) the Company does not issue the written notice to CEA Holdings within 20 calendar days, CEA Holding or its controlled subsidiary(ies) is/are allowed to take up the New Investment Opportunity (the “New Business”) on the condition that the major terms of such investment shall not be more favorable than those made available to the Company, and such terms have been fully disclosed by CEA Holding or its controlled subsidiary(ies) to the Company in a timely manner before the Company declines such New Investment Opportunity.

(3)	In view of the New Business invested by CEA Holding pursuant to item (2) above, CEA Holding will grant a call option (the “Call Option”) to the Company so that the Company is entitled to purchase the shares or equity in relation to the New Business from CEA Holding when the Company considers appropriate.

(4)	In view of the New Business invested by CEA Holding pursuant to item (2) above, if CEA Holding proposes to dispose the shares or equity acquired in relation to the New Business, it shall first notify the Company the conditions of the proposed disposal in advance and grant the right of first refusal (the “Right of First Refusal”) to the Company for acquiring such shares or equity.

(5)	CEA Holding undertakes to provide or cooperate to provide all materials in relation to the New Business that are reasonably available to CEA Holding so that the Company could evaluate the New Business and make an informed decision on whether to invest the New Business or to exercise the Call Option or the Right of First Refusal.

(6)	The exercise of Call Option or the Right of First Refusal by the Company is subject to the compliance of applicable regulatory requirements, disclosure and/or approval procedures (if necessary). If the Company decides not to exercise the Right of First Refusal after performing relevant approval procedures pursuant to applicable laws, regulations and rules of relevant stock exchange(s), CEA Holding is entitled to dispose the relevant shares/equity under the same conditions, without the restrictions under the Proposed Amendments.

For the avoidance of doubt, similar to the existing Non-competition Undertaking, the investment in and holding of shares not exceeding 10% of the shares of a company or an enterprise as listed on a stock exchange by CEA Holding or its and its controlled subsidiary(ies) will not be restricted under the Proposed Amendments either.

Save as disclosed above, there is no other change to the remaining material terms of the Reorganization and Division Agreement and the Supplemental Agreement I.

The Proposed Amendments shall take effect upon the Company having obtained the approval of Independent Shareholders in respect of the execution of the Proposed Amendments.

COMPLIANCE MEASURES

Upon receipt of the written notice of any New Investment Opportunity, a board committee comprising only the independent non-executive Directors will review, consider and decide whether (i) the New Business would constitute a restricted business set out in the Proposed Amendments (“Restricted Business”); and (ii) it is in the interest of the Company and the Shareholders as a whole to pursue the New Investment Opportunity or to permit CEA Holding or its controlled subsidiary(ies) to pursue the New Investment Opportunity.

In assessing whether or not to pursue the New Investment Opportunity, the independent non- executive Directors should consider all factors they consider relevant, including feasibility studies, estimated profitability, market, commercial and counterparty risks, compliance with the business strategy of the Group, possible synergy with the Group’s operation, the financial resources available to the Group and the qualifications and/or eligibility the Group has at that time, as well as the relevant legal, regulatory and contractual requirements, with a view to arriving at a decision which is in the best interest of the Company and the Shareholders as a whole. Such board committee may appoint financial advisors or professional experts to provide advice, at the cost of the Company, on whether to pursue or decline any New Investment Opportunity.

Recognizing that the potential competition may exist between the New Business and the business of the Company for such period until the Company decides to exercise the Call Option or CEA Holding completes the disposal of the New Business, as disclosed above in subsection (3) to (5) of the section headed “Proposed Amendments”, certain post-investment undertakings have been provided by the CEA Holding in favour of the Company to address such potential competition. The Call Option granted to the Company will likely reduce the potential competition arising from such New Business held by CEA Holding in the future which may be detrimental of the interest of the Company. The Right of First Refusal granted to the Company will provide the Company with certain level of control over the New Business to the extent that CEA Holding can only dispose of the New Business to third parties when the Company declines to purchase it.

Based on the above, the Board considers that sufficient measures are in place to protect the Company’s interest from the potential competition from the New Business.

REASONS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT II

The airline industry environment and its competition landscape have experienced a great change since the entering into of the Supplemental Agreement I. The Directors (including the independent non-executive Directors) consider that the restriction under the Non-competition Undertaking on CEA Holding, the Controlling Shareholder, which unconditionally restricts it from pursuing any New Investment Opportunity, is unnecessarily burdensome and not able to cater for the needs of the Company for developing its business and coping with the competition in the industry.

When the Company encounters a New Investment Opportunity and the Company invests in such opportunities immediately, it may cause or bring relatively higher financial pressure and investment risk to the Company and therefore is adverse to the solid operation of the Company. To allow CEA Holding to participate the New Investment Opportunity first and grant the Company a Call Option to acquire the shares or equity in relation to the New Business from CEA Holding at an appropriate time after the New Business become more mature is a better and more beneficial choice to the Company. Thus the Company can avoid the risk of investing in such New Business at an earlier stage and enjoy the potential upside of the New Business for exercising the Call Option after it becomes more mature. In the situation that the Company does not have the capacity, resources or willingness to invest in the New Business, other competitors of the Company may invest in the New Business that CEA Holding is generally restricted from investing in under the current Non-competition Undertaking, which in turn will be unfavorable to the Company. The Proposed Amendments aim to strike a balance between restricting undue competition between the listed issuer and its controlling shareholder on the one hand, and providing flexibility in pursuing new business opportunities by the controlling Shareholder and, ultimately, by the listed issuer on the other hand. To allow CEA Holding to pursue and incubate such business first under certain procedures and conditions and to grant the Call Option and the Right of First Refusal in favour of the Company, would reserve flexibility for the Company to acquire and/or participate in the new business opportunities at a later but more appropriate time after the Company has conducted proper due diligence and analysis.

The investment in other competitive companies as a minority shareholder by CEA Holding in the airline industry will also promote and strengthen the cooperation of the Company with such companies. One example is that in October 2017, CEA Holding subscribed for 10% of the equity interest in AIR FRANCE – KLM which has promoted the cooperation between the Company and AIR FRANCE – KLM and is beneficial to the strengthening of competitiveness of the Company in the market.

Therefore the Proposed Amendments are beneficial for the Company to seize the ever- changing opportunities in the airline industry and develop its business which will further promote the synergy between the Company and CEA Holding.

Based on the above, the Directors (including the independent non-executive Directors) believe that the Proposed Amendments would enhance the procedures of referring new business opportunities relating to any Restricted Business to the Company and are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As at the date of this announcement, CEA Holding holds more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Listing Rules. The entering into of the Supplemental Agreement II constitutes a connected transaction under Chapter 14A of the Listing Rules which is subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Supplemental Agreement II and the Proposed Amendments contemplated thereunder. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder.

Each of Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (the vice chairman and president of the Company), Mr. Li Yangmin (a Director and a vice president of the Company), Mr. Xu Zhao (a Director), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president of the Company) and Mr. Tian Liuwen (a Director and a vice president of the Company) is a member of the senior management of CEA Holding, who may be regarded as having a material interest in the Supplemental Agreement II and therefore they have abstained from voting on the relevant resolution(s) at the meeting of the Board convened for the purpose of approving the Supplemental Agreement II and the Proposed Amendments contemplated thereunder. Save as disclosed above, none of the Directors has a material interest in the Supplemental Agreement II and the Proposed Amendments contemplated thereunder.

CEA Holding and its associates will abstain from voting on the special resolution approving the Supplemental Agreement II and the Proposed Amendments contemplated thereunder which will be taken on a poll as required under Rule 14A.36 of the Listing Rules at the EGM.

INFORMATION RELATING TO THE PARTIES

Information relating to the Group

The Company is principally engaged in the business of civil aviation.

Information relating to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

EGM

The EGM will be held by the Company for the Independent Shareholders to consider and approve the Supplemental Agreement II and the Proposed Amendments contemplated thereunder by way of special resolution. A notice to convene the EGM has been dispatched to the Shareholders on the same date as this announcement.

A circular containing, among other things, (i) the details of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder; and (iii) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder will be despatched to the Shareholders in due course.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules;

“Controlling Shareholder”	means the controlling Shareholder of the Company, CEA Holding;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened on 8 February 2018 for the purpose of approving, among others, the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking;

“Independent Financial Adviser” or “IFA”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Proposed Amendments” or “Proposed Amendments to the Non-competition Undertaking”	means the proposed amendments to the Non-competition Undertaking (as defined in this announcement) as agreed by the Company and CEA Holding, its Controlling Shareholder, in the Supplemental Agreement II dated 22 December 2017;

“Reorganization and Division Agreement”	means the reorganization and division agreement entered into by the Company and CEA Holding, its Controlling Shareholder, on 14 April 1995;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholder(s)”	means the shareholder(s) of the Company;

“Supplemental Agreement I”	means the first supplemental agreement to the Reorganization and Division Agreement entered into by the Company and CEA Holding, its Controlling Shareholder, on 5 December 1996; and

“Supplemental Agreement II”	means the second supplemental agreement to the Reorganization and Division Agreement entered into by the Company and CEA Holding, its Controlling Shareholder, on 22 December 2017, for the purpose of amending the Non-competition Undertaking (as defined in this announcement).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

*	for identification purpose only

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